SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Pharvaris N.V.
(Name of Issuer)

Ordinary shares, par value €0.12 per share
(Title of Class of Securities)

N69605108
(CUSIP Number)

David Pezeshki
venBio Partners, LLC
1700 Owens Street, Suite 595, San Francisco, CA 94158
(415) 800-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N69605108	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,264,672

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,264,672

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,264,672

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. N69605108	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,264,672

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,264,672

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,264,672

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. N69605108	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP III, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,264,672

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,264,672

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,264,672

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. N69605108	Page 5 of 8 Pages
1	NAMES OF REPORTING PERSONS
Corey Goodman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,264,672

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,264,672

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,264,672

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. N69605108	Page 6 of 8 Pages
1	NAMES OF REPORTING PERSONS
Robert Adelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,264,672

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,264,672

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,264,672

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. N69605108	Page 7 of 8 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Ordinary shares, par value €0.12 per share (the “Common Shares”), of Pharvaris N.V. (the “Issuer”), whose principal executive offices are located at Emmy Noetherweg 2, 2333 BK Leiden, The Netherlands. This Amendment No. 2 amends and supplements the original statement on Schedule 13D filed by the Reporting Persons and Aaron Royston with the Securities and Exchange Commission (the “SEC”) on February 19, 2021 and Amendment No. 1 filed by the Reporting Persons with the SEC on September 26, 2022 (together with this Amendment No. 2, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the original Schedule 13D.

Item 3.	Interest in Securities of the Issuer

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On June 16, 2023, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with certain institutional investors (the “Subscribers”), including Fund III, pursuant to which the Subscribers subscribed for and agreed to acquire an aggregate 6,951,340 Common Shares in a private placement, at a purchase price of $10.07 per Common Share (the “PIPE”).  In the PIPE, Fund III bought 1,986,097 Common Shares for approximately $20 million, using its working capital. The Subscription Agreement also provides for customary representations, warranties and covenants of the Issuer and the Subscribers, including customary indemnification provisions.  The Issuer also granted the Subscribers customary registration rights with respect to the Common Shares acquired in the PIPE, agreeing to file a registration statement with the SEC within 45 days following June 16, 2023, to register the resale of Common Shares acquired by the Subscribers in the PIPE.

The foregoing description of the Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Subscription Agreement, the form of which is attached as Exhibit 99.4 to this Amendment No. 2 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 33,871,576 Common Shares outstanding as of June 16, 2023, as provided in the Subscription Agreement, the form of which is attached as Exhibit 99.4 to this Amendment No. 2, plus the aggregate 6,951,340 Common Shares issued in the PIPE on June 16, 2023.

Fund III directly holds all of the Common Shares reported herein and in the original Schedule 13D. As the sole general partner of Fund III, the General Partner III may be deemed to beneficially own the shares held by Fund III and as the sole general partner of the General Partner III, the GP Ltd. III may be deemed to beneficially own the shares held by Fund III. As directors of the GP Ltd. III, each of the Directors may be deemed to beneficially own the shares held by Fund III.

(c) The response to Item 3 of this Amendment No. 2 is incorporated herein by reference. Except as otherwise described in this Amendment No. 2, the Reporting Persons had no transactions in Common Shares during the 60 days preceding the date of filing of this Amendment No. 2.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 2 is incorporated herein by reference.

Except as otherwise described in the Schedule 13D, as amended by this Amendment No. 2, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer among or between the Reporting Persons or any other person or entity.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.4	Form of Subscription Agreement (incorporated by reference to Exhibit 99.1 to the Issuer’s current report on Form 6-K filed with the SEC on June 20, 2023).

CUSIP No. N69605108	Page 8 of 8 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2023

VENBIO GLOBAL STRATEGIC FUND III, L.P.

By:	VENBIO GLOBAL STRATEGIC GP III, L.P. General Partner

By:	VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner

By:	*
Title:	Director
By:	*
Title:	Director
By:	*
Title:	Director

VENBIO GLOBAL STRATEGIC GP III, L.P.

By:	VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner

By:	*
Title:	Director
By:	*
Title:	Director
By:	*
Title:	Director

VENBIO GLOBAL STRATEGIC GP III, LTD.

By:	*
Title:	Director
By:	*
Title:	Director
By:	*
Title:	Director

*
Corey Goodman

*
Robert Adelman

By:	/s/ David Pezeshki
David Pezeshki
As attorney-in-fact

This Schedule 13D was executed by David Pezeshki on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 99.2.